

Mailstop 3233

September 4, 2015

<u>Via E-Mail</u>
Jeffrey C. Keil
President and Interim Chief Executive Officer
The St. Joe Company
133 South WaterSound Parkway
WaterSound, FL 32413

     Re: **The St. Joe Company**
             Form 10-K
             Filed February 27, 2015
             File No. 001-10466

Dear Mr. Keil:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities